

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Matthew P. Jordan
Chief Financial Officer
The RMR Group Inc.
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: The RMR Group Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2021**
> **Filed November 15, 2021**
> **Form 8-K furnished on January 27, 2022**
> **File No. 001-37616**

Dear Mr. Jordan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services